Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2016 Financial Results

SHANGHAI, China, February 27, 2017 — JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

In November 2016, the Company completed sale of JinkoSolar Power Engineering Group Limited (“Jinko Power”) downstream business in China to Shangrao Kangsheng Technology Co., Ltd. (the “Buyer”), a company incorporated with limited liability under the laws of the People’s Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company. According to applicable accounting standards, assets and liabilities related to Jinko Power, including comparatives, are reclassified as assets/liabilities held for sale, while results of operations related to Jinko Power, including comparatives, are reported as income or loss from discontinued operations. Figures presented in this release are related to continuing operations only, and exclude results from Jinko Power unless indicated otherwise. The Company recognized the gain on disposal of discontinued operations of RMB1.01 billion (US$145.2 million) reported in the discontinued operations, and received cash of RMB1.73 billion (US$250.0 million) in the fourth quarter of 2016. The transaction between the related parties mainly includes the modules sales and financing obligation guarantee.

Fourth Quarter 2016 Highlights

Results presented herein exclude Jinko Power-related discontinued operations, unless specified otherwise

•	Total solar module shipments were 1,733 megawatts ("MW"), an increase of 7.9% from 1,606 MW in the third quarter of 2016 and an increase of 1.3% from 1,710 MW in the fourth quarter of 2015.

•	Total revenues were RMB5.12 billion (US$737.6 million), a decrease of 3.9% from the third quarter of 2016 and a decrease of 13.7% from the fourth quarter of 2015. Total revenues including electricity revenue from discontinued operations were RMB5.23 billion (US$753.0 million), a decrease of 8.3% from the third quarter of 2016 and a decrease of 13.9% from the fourth quarter of 2015.

•	Gross margin was 14.3%, compared with 19.2% in the third quarter of 2016 and 19.0% in the fourth quarter of 2015.

•	Income from operations was RMB77.9 million (US$11.2 million), compared with RMB433.3 million in the third quarter of 2016 and RMB465.9 million in the fourth quarter of 2015.

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•	Net income attributable to the Company’s ordinary shareholders from continuing operations was RMB145.8 million (US$21.0 million) in the fourth quarter of 2016, compared with RMB212.2 million in the third quarter of 2016 and RMB429.7 million in the fourth quarter of 2015.

•	Net income attributable to the Company’s ordinary shareholders from continuing and discontinued operations was RMB999.6 million (US$144.0 million), compared with RMB233.7 million in the third quarter of 2016 and RMB349.4 million in the fourth quarter of 2015.

•	Diluted earnings per American depositary share ("ADS") from continuing operations were RMB4.56 (US$0.64).

•	Total diluted earnings per ADS from continuing and discontinued operations were RMB31.28 (US$4.48), compared with RMB6.04 in the third quarter of 2016 and RMB10.88 in the fourth quarter of 2015.

•	Non-GAAP net income attributable to the Company's ordinary shareholders from continuing operations in the fourth quarter of 2016 was RMB228.6 million (US$32.9 million), compared with RMB235.3 million in the third quarter of 2016 and RMB538.9 million in the fourth quarter of 2015.

•	Non-GAAP basic and diluted earnings per ADS from continuing operations were RMB7.24 (US$1.04) and RMB7.16 (US$1.04), respectively, in the fourth quarter of 2016.

Full Year 2016 Highlights

Results presented herein exclude Jinko Power-related discontinued operations, unless specified otherwise

•	Total solar module shipments were 6,656 MW, an increase of 47.5% from 4,512 MW for the full year 2015.

•	Total revenues for the full year 2016 were RMB21.40 billion (US$3.08 billion), an increase of 38.5% from RMB15.45 billion for the full year 2015. Total revenues including electricity revenue from discontinued operations were RMB22.35 billion (US$3.22 billion), an increase of 39.0% from RMB16.08 billion for the full year 2015.

•	Gross margin was 18.1% for the full year 2016, compared with 19.0% for the full year 2015.

•	Income from operations was RMB1.35 billion (US$194.3 million), compared with RMB1.12 billion in the full year 2015.

•	Net income attribute to the Company’s ordinary shareholders from continuing operations was RMB990.7 million (US$142.7 million) for the full year 2016, compared with RMB766.6 million for the full year 2015.

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•	Net income attributable to the Company’s ordinary shareholders from continuing and discontinued operation was RMB1.83 billion (US$263.1 million) for the full year 2016, compared with RMB683.8 million for the full year 2015.

•	Diluted earnings per ADS from continuing operations for the full year 2016 were RMB29.04 (US$4.20), compared with RMB24.00 for the full year 2015.

•	Total diluted earnings per ADS from continuing and discontinued operations for the full year 2016 were RMB53.40 (US$7.72), compared with RMB21.36 for the full year 2015.

•	Non-GAAP net income attributable to the Company’s ordinary shareholders from continuing operations for the full year 2016 was RMB1.25 billion (US$179.4 million), compared with RMB1.06 billion for the full year 2015.

•	Non-GAAP basic and diluted earnings per ADS from continuing operations for the full year 2016 were RMB39.60 (US$5.72) and RMB36.28 (US$5.24), respectively.

Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer commented, “I am pleased to announce a strong quarter to finish out the year with module shipments hitting 1,733 MW and 6,656 MW in the fourth quarter and full year 2016, respectively. I am proud to say that this puts us firmly in the position as the largest module supplier globally. Total revenues during the quarter hit US$737.6 million and US$3.08 billion for the whole year. While market sentiment is gloomy overall, we remain optimistic about the global demand in 2017.”

“We successfully complete the spin-off process of Jinko Power’s project business which generated US$145.2 million in investment gain for JinkoSolar and strengthened our balance sheet by cutting debt to US$892 million from US$2.1 billion. In January 2017, we further cut our debt by repurchasing almost all of our convertible notes due in 2019 at holders’ put option. These initiatives have increased our corporate flexibility and reinforced our financial position which will allow us to take advantage of more opportunities in 2017.”

“We further consolidated our leading position across a number of key and emerging markets during the quarter. China remains our largest market where we expect growth momentum to continue during the first half of 2017 as rush orders come in before the FiT cut in June 2017. Demand during the second half of 2017 may soften, but distributed generation and Top Runner projects are expected to make up for the demand. After a sharp decline during the quarter, ASPs in the US have begun to stabilize. While uncertainties remain, we believe that the growth trajectory of the US market won’t deviate significantly, especially with ITC still valid. India, with its abundant sunlight and increasing demand for power, has created ideal market conditions for rapid growth. We are very optimistic about our potential in this market and have been rapidly expanding our team there. We will also reinforce our leading position in Latin America and the Middle East, two markets that remain full of opportunities.”

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“We remain focused on high-efficiency technologies and stringent quality controls. Demand for our PERC products continues to be strong and as a result, we have been adjusting our production capacity to accommodate this market trend since the first half of 2016.”

“In conclusion, I am proud of what we have achieved throughout the past quarter and year. We have extensive experience having faced similar market headwinds before, leaving us confident in our strategy and our ability to focus on developing technology, building our brand equity, keeping a lid on costs and improving our financial strength to further drive shareholder value.”

Fourth Quarter 2016 Financial Results

Results presented herein exclude Jinko Power-related discontinued operations, unless specified otherwise

Total Revenues

Total revenues in the fourth quarter of 2016 were RMB5.12 billion (US$737.6 million), a decrease of 3.9% from RMB5.33 billion in the third quarter of 2016 and a decrease of 13.7% from RMB5.94 billion in the fourth quarter of 2015. The sequential and year-over-year decreases were mainly attributable to a decline in average selling prices of solar modules in the fourth quarter of 2016.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2016 was RMB730.0 million (US$105.1 million), compared with RMB1,026.1 million in the third quarter of 2016 and RMB1,129.8 million in the fourth quarter of 2015. The sequential and year-over-year decreases were mainly attributable to a decline in average selling prices of solar modules in the fourth quarter of 2016.

Gross margin was 14.3% in the fourth quarter of 2016 compared with 19.2% in the third quarter of 2016 and 19.0% in the fourth quarter of 2015.

Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2016 was RMB77.9 million (US$11.2 million), compared with RMB433.3 million in the third quarter of 2016 and RMB465.9 million in the fourth quarter of 2015. Operating margin in the fourth quarter of 2016 was 1.5%, compared with 8.1% in the third quarter of 2016 and 7.8% in the fourth quarter of 2015.

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Total operating expenses in the fourth quarter of 2016 were RMB652.1 million (US$93.9 million), an increase of 10.0% from RMB592.8 million in the third quarter of 2016 and a decrease of 1.8% from RMB663.9 million in the fourth quarter of 2015. The sequential increase was mainly due to the increase of the shipping cost, and the provision for impairment and disposal of property, plant and equipment, partially offset by the impact of the reversal of warranty expense during the fourth quarter. We made downward adjustments to our accrued warranty expense in the fourth quarter, to reflect the general declining trend of the average selling price of solar modules, which is a primary input into the estimated warranty expense. Based on the updated warranty estimation, we reversed the warranty expense related to prior years and the first nine months of 2016 by RMB92.1 million (US$13.3 million) and RMB6.0 million (US$0.9 million) respectively.

Total operating expenses accounted for 12.7% of total revenues in the fourth quarter of 2016, compared to 11.1% in the third quarter of 2016 and 11.2% in the fourth quarter of 2015.

Interest Expense, Net

Net interest expense in the fourth quarter of 2016 was RMB74.5 million (US$10.7 million), a decrease of 43.9% from RMB132.9 million in the third quarter of 2016 and a decrease of 15.2% from RMB87.9 million in the fourth quarter of 2015.

Exchange Gain / (Loss), Net

The Company recorded a net exchange gain of RMB17.7 million (US$2.6 million) including change in fair value of forward contracts in the fourth quarter of 2016, compared to a net exchange loss of RMB7.2 million in the third quarter of 2016 and a net exchange gain of RMB89.8 million in the fourth quarter of 2015.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB14.7 million (US$2.1 million) in the fourth quarter of 2016. The Company repurchased substantially all the outstanding convertible senior notes in January 2017.

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Income Tax Expense / (Benefit), Net

The Company recorded an income tax benefit of RMB49.2 million (US$7.1 million) from continuing operations in the fourth quarter of 2016, compared with an income tax expense of RMB116.0 million in the third quarter of 2016 and an income tax expense of RMB48.6 million during the fourth quarter of 2015. The sequential change was mainly due to the successful renewal of ‘National High and New Technology Enterprise’ license for a significant subsidiary and its entitlement to a preferential tax rate.

Income / (loss) from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax in the fourth quarter of 2016 was RMB 857.5 million (US$123.5 million), compared with an income of RMB82.3 million in the third quarter of 2016 and a loss of RMB34.5 million in the fourth quarter of 2015.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders in the fourth quarter of 2016 was RMB999.6 million (US$144.0 million), compared with RMB233.7 million in the third quarter of 2016 and RMB349.4 million in the fourth quarter of 2015.

Basic and diluted earnings per ordinary share from continuing operations were RMB1.15 (US$0.17) and RMB1.14 (US$0.16), respectively, during the fourth quarter of 2016. This translates into basic and diluted earnings per ADS of RMB4.60 (US$0.68) and RMB4.56 (US$0.64), respectively.

Total basic and diluted earnings per ordinary share from both continuing and discontinued operations were RMB7.90 (US$1.14) and RMB7.82 (US$1.12), respectively, during the fourth quarter of 2016. This translates into basic and diluted earnings per ADS of RMB31.60 (US$4.56) and RMB31.28 (US$4.48), respectively.

Non-GAAP net income from continuing operations in the fourth quarter of 2016 was RMB228.6 million (US$32.9 million), compared with RMB235.3 million in the third quarter of 2016 and RMB538.9 million in the fourth quarter of 2015.

Non-GAAP basic and diluted earnings from continuing operation per ordinary share were RMB1.81 (US$0.26) and RMB1.79 (US$0.26), respectively during the fourth quarter of 2016. This translates into non-GAAP basic and diluted earnings per ADS of RMB7.24 (US$1.04) and RMB7.16 (US$1.04), respectively.

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Financial Position

As of December 31, 2016, the Company had RMB2.82 billion (US$406.2 million) in cash and cash equivalents and restricted cash, compared with RMB2.95 billion as of December 31, 2015.

As of December 31, 2016, the Company’s accounts receivables due from third parties were RMB4.75 billion (US$684.7 million), compared with RMB2.69 billion as of December 31, 2015.

As of December 31, 2016, the Company’s inventories were RMB4.47 billion (US$644.3 million) due to large demand in 2017 Q1, compared with RMB3.20 billion as of December 31, 2015.

As of December 31, 2016, the Company's total interest-bearing debts were RMB6.19 billion (US$891.7 million), compared with RMB6.27 billion as of December 31, 2015.

Full Year 2016 Financial Results

Results presented herein exclude Jinko Power-related discontinued operations, unless specified otherwise

Total Revenues

Total revenues for the full year 2016 were RMB21.4 billion (US$3.08 billion), an increase of 38.5% from RMB15.45 billion for the full year 2015. The increase in total revenues was mainly attributable to the increase in shipments of solar modules.

Gross Profit and Gross Margin

Gross profit for the full year 2016 was RMB3.87 billion (US$557.3 million), an increase of 32.0% from RMB2.93 billion for the full year 2015. Gross margin was 18.1% for the full year 2016, compared with 19.0% for the full year 2015.

Income from Operations and Operating Margin

Income from operations for the full year 2016 was RMB1.35 billion (US$194.3 million), compared with RMB1.12 billion for the full year 2015. Operating margin for the full year 2016 was 6.3%, compared with 7.3% for the full year 2015.

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Total operating expenses for the full year 2016 were RMB2.52 billion (US$363.0 million), an increase of 39.3% from RMB1.81 billion for the full year 2015. Operating expenses represented 11.8% of total revenues for the full year 2016, compared with 11.7% for the full year 2015. The increase in total operating expense was primarily due to the increase of shipping cost, the provision for impairment of property, plant and equipment, partially offset by the impact of warranty expense reversals. The provision for impairment of property, and plant and equipment was due to replacement of the old machines to upgrade production automation.

Interest Expense, Net

Net interest expense for the full year 2016 was RMB359.3 million (US$51.7 million), an increase of 15.5% from RMB311.0 million in 2015.

Exchange Gain / (Loss), Net

The Company recorded an exchange gain of RMB156.2 million (US$22.5 million) in the full year 2016. The Company had net exchange loss of RMB30.0 million in 2015.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB110.2 million (US$15.9 million) for the full year 2016, compared with a loss of RMB14.6 million in 2015. The Company repurchased substantially all the convertible senior notes in January 2017.

Income Tax Expense, Net

The Company recognized an income tax expense of RMB257.5 million (US$37.1 million) for the full year 2016, compared with an income tax expense of RMB100.5 million in 2015.

Income / (Loss) from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, in 2016 was RMB1,001.6 million (US$144.3 million), compared with an income of RMB93.8 million in 2015.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders for the full year 2016 was RMB1.83 billion (US$263.1 million), compared with a net income of RMB683.8 million in 2015.

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Basic and diluted income per share from continuing operations for the full year 2016 was RMB7.87 (US$1.13) and RMB7.26 (US$1.05), respectively. This translates into basic and diluted earnings per ADS of RMB31.48 (US$4.52) and RMB29.04 (US$4.20), respectively.

Total basic and diluted earnings per share from continuing and discontinued operations for the full year 2016 were RMB14.51 (US$2.09) and RMB13.35 (US$1.93), respectively. This translates into basic and diluted earnings per ADS of RMB58.04 (US$8.36) and RMB53.40 (US$7.72), respectively.

Non-GAAP net income from continuing operations for the full year 2016 was RMB1.25 billion (US$179.4 million), compared with non-GAAP net income of RMB1.06 billion in 2015.

Non-GAAP basic and diluted earnings per share from continuing operations for the full year 2016 were RMB9.90 (US$1.43) and RMB9.07 (US$1.31), respectively, which translates into non-GAAP basic and diluted earnings per ADS of RMB39.60 (US$5.72) and RMB36.28 (US$5.24), respectively.

Fourth Quarter and Full Year 2016 Operational Highlights

Solar Module Shipments

Total solar module shipments in the fourth quarter of 2016 amounted to 1,733 MW.

Total solar module shipments in 2016 amounted to 6,656 MW, compared to 4,512 MW in 2015.

Solar Products Production Capacity

As of December 31, 2016, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 5.0 GW, 4.0 GW and 6.5 GW, respectively.

Recent Business Developments

●	In December 2016, JinkoSolar donated 14 kW to RE-volv, a solar non-profit and member of the White House National Community Solar Partnership.

●	In December 2016, JinkoSolar received the 2016 Chinese Excellent Corporate Citizen Award at the 12th Annual Chinese Excellent Corporate Citizen Conference held by the Corporate Citizenship Committee of the China Association of Social Workers, China Central Television and the Tencent Charity Foundation.

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●	In November 2016, JinkoSolar announced that its Shangrao production facility received IEC TS 62941 photovoltaic industry technical specification certification.

●	In November 2016, JinkoSolar completed delivery on 140 MWdc of PV modules for the North Star project located in Chisago County, Minnesota, U.S.

●	In November 2016, JinkoSolar announced that its entire portfolio of PV modules passed the 96-hour Potential Induced Degradation (PID) resistance test under the conditions of 85℃ degrees and 85% relative humidity at +/-1,000V as required by IEC62804 standards with a degradation of less than 5%.

●	In November 2016, JinkoSolar announced the completion of the sale of Jinko Power downstream business in China.

●	In October 2016, JinkoSolar was appointed as one of the six co-chairs for the Business 20 (B20) Energy, Climate & Resource Efficiency Taskforce, under the leadership of the German G20 Presidency.

Operations and Business Outlook

First Quarter and Full Year 2017 Guidance

For the first quarter of 2017, the Company estimates total solar module shipments to be in the range of 1.9 GW to 2.0 GW.

For the full year 2017, the Company estimates total solar module shipments to be in the range of 8.5 GW and 9.0 GW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, February 27, 2017 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

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Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 6, 2017. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	6221419

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 5.0 GW for silicon ingots and wafers, 4.0 GW for solar cells, and 6.5 GW for solar modules, as of December 31, 2016.

JinkoSolar has over 15,000 employees across its 6 productions facilities in Jiangxi, Zhejiang and Xinjiang Provinces, China, Malaysia, Portugal and South Africa, 15 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa, and 18 global sales offices in China (2) ,United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options:

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•	Non-GAAP net income is adjusted to exclude the expenses relating to changes in fair value of convertible senior notes and capped call options, change in fair value of derivative liability, interest expenses of convertible senior notes, exchange gain on the convertible senior notes and capped call options, stock-based compensation, allocation of net income to redeemable non-controlling interests, and accretion to redemption value of redeemable non-controlling interests; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and

•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2016, which was RMB6.9430 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

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Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	2015	2016
Continuing operations	RMB	RMB	USD

Revenues from third parties	15,454,374	21,262,113	3,062,381

Revenues from related parties	-	138,525	19,952

Total revenues	15,454,374	21,400,638	3,082,333

Cost of revenues	(12,522,914)	(17,531,299)	(2,525,032)

Gross profit	2,931,460	3,869,339	557,301

Operating expenses:
Selling and marketing	(1,144,559)	(1,434,039)	(206,545)
General and administrative	(521,425)	(779,567)	(112,281)
Research and development	(143,671)	(181,106)	(26,085)
Impairment of long-lived assets	-	(125,524)	(18,079)
Total operating expenses	(1,809,655)	(2,520,236)	(362,990)

Income from operations	1,121,805	1,349,103	194,311
Interest expenses, net	(311,019)	(359,296)	(51,749)
Change in fair value of derivative liability	(2,096)	24,573	3,539
Subsidy income	101,874	168,647	24,290
Exchange gain/(loss), net	(86,518)	208,811	30,077
Change in fair value of forward contracts	56,562	(52,562)	(7,570)
Change in fair value of convertible senior notes and capped call options	(14,571)	(110,242)	(15,878)
Other income, net	1,036	8,768	1,263
Investment income	-	4,902	706
Gain on disposal of subsidiaries	-	5,018	723
Income from continuing operations before income taxes	867,073	1,247,722	179,712
Income tax expense	(100,534)	(257,487)	(37,086)
Income from continuing operations, net of tax	766,539	990,235	142,626
Discontinued operations
Gain on disposal of discontinued operations	-	1,007,884	145,165
Income from discontinued operations before income taxes	105,090	48,146	6,934
Income tax expense, net	(11,330)	(54,466)	(7,845)
Income from discontinued operations, net of tax	93,760	1,001,564	144,254
Net income	860,299	1,991,799	286,880
Less: Net loss attributable to non-controlling interests from continuing operations	(63)	(433)	(62)
Less: Net income attributable to non-controlling interests from discontinued operations	4,270	6,044	871
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	172,340	159,478	22,970

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	683,752	1,826,710	263,101

Earnings/(loss) per share for ordinary shareholders, basic
Continuing operations	6.15	7.87	1.13
Discontinued operations	(0.66)	6.64	0.96
Total earnings/(loss) per share for ordinary shareholders, basic	5.49	14.51	2.09

Earnings/(loss) per share for ordinary shareholders, diluted
Continuing operations	6.00	7.26	1.05
Discontinued operations	(0.66)	6.09	0.88
Total earnings/(loss) per share for ordinary shareholders, diluted	5.34	13.35	1.93

Earnings/(loss) per ADS for ordinary shareholders, basic
Continuing operations	24.60	31.48	4.52
Discontinued operations	(2.64)	26.56	3.84
Total earnings/(loss) per ADS for ordinary shareholders, basic	21.96	58.04	8.36

Earnings/(loss) per ADS for ordinary shareholders, diluted
Continuing operations	24.00	29.04	4.20
Discontinued operations	(2.64)	24.36	3.52
Total earnings/(loss) per ADS for ordinary shareholders, diluted	21.36	53.40	7.72

Weighted average ordinary shares outstanding:
Basic	124,618,416	125,870,272	125,870,272
Diluted	127,802,961	137,328,725	137,328,725

Weighted average ADS outstanding:
Basic	31,154,604	31,467,568	31,467,568
Diluted	31,950,740	34,332,181	34,332,181

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	860,299	1,991,799	286,880
Other comprehensive (loss)/income:
-Unrealized loss on available-for-sale securities	(413)	-	-
-Foreign currency translation adjustments	1,121	92,202	13,279
Comprehensive income	861,007	2,084,001	300,159

Less: comprehensive income attributable to non-controlling interests	4,207	5,611	809

Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	856,800	2,078,390	299,350

Reconciliation of GAAP and non-GAAP Results(Excluding discontinued operations)

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders from continuing operations	766,602	990,668	142,688

Change in fair value of derivative liability	2,096	(24,573)	(3,539)

Change in fair value of convertible senior notes and capped call options	14,571	110,242	15,878

4% of interest expense of convertible senior notes	67,363	37,177	5,352

Exchange loss on convertible senior notes and capped call options	93,874	42,713	6,152

Stock-based compensation expense	112,682	89,568	12,900

Non-GAAP net income attributable to ordinary shareholders from continuing operations	1,057,188	1,245,795	179,432

Non-GAAP earnings per share attributable to ordinary shareholders from continuing operations -
Basic	8.48	9.90	1.43
Diluted	8.27	9.07	1.31

Non-GAAP earnings per ADS attributable to ordinary shareholders from continuing operations-
Basic	33.92	39.60	5.72
Diluted	33.08	36.28	5.24

Non-GAAP weighted average ordinary shares outstanding
Basic	124,618,416	125,870,272	125,870,272
Diluted	127,802,961	137,328,725	137,328,725

Non-GAAP weighted average ADS outstanding
Basic	31,154,604	31,467,568	31,467,568
Diluted	31,950,740	34,332,181	34,332,181

14

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	December 31, 2015	September 30, 2016	December 31, 2016
Continuing operations	RMB	RMB	RMB	USD
Revenues from third parties	5,937,852	5,331,232	5,085,938	732,527

Revenues from related parties	-	-	35,565	5,122

Total revenues	5,937,852	5,331,232	5,121,503	737,649

Cost of revenues	(4,808,049)	(4,305,166)	(4,391,518)	(632,510)

Gross profit	1,129,803	1,026,066	729,985	105,139

Operating expenses:
Selling and marketing	(366,232)	(371,669)	(350,662)	(50,506)
General and administrative	(258,600)	(175,414)	(221,810)	(31,947)
Research and development	(39,040)	(41,864)	(57,231)	(8,243)
Impairment of long-lived assets	-	(3,819)	(22,377)	(3,223)
Total operating expenses	(663,872)	(592,766)	(652,080)	(93,919)

Income from operations	465,931	433,300	77,905	11,220
Interest expenses, net	(87,907)	(132,859)	(74,538)	(10,736)
Change in fair value of derivative liability	436	36,048	(10,364)	(1,493)
Subsidy income	54,264	12,809	81,222	11,698
Exchange gain	80,042	2,602	17,674	2,547
Change in fair value of forward contracts	9,774	(9,752)	19	3
Change in fair value of convertible senior notes and capped call options	(45,301)	(15,684)	(14,712)	(2,119)
Other income/(expense), net	1,053	(291)	9,437	1,359
Investment income	-	1,731	4,812	693
Gain on disposal of subsidiaries	-	-	5,018	723
Income from continuing operations before income taxes	478,292	327,904	96,473	13,895
Income tax (expense)/benefit	(48,620)	(115,973)	49,200	7,086
Income from continuing operations, net of tax	429,672	211,931	145,673	20,981
Discontinued operations
Gain on disposal of discontinued operations	-	-	1,007,884	145,165
(Loss)/income from discontinued operations before income taxes	(23,559)	83,083	(97,396)	(14,028)
Income tax expense, net	(10,973)	(830)	(53,020)	(7,636)
(Loss)/income from discontinued operations, net of tax	(34,532)	82,253	857,468	123,501

Net income	395,140	294,184	1,003,141	144,482
Less: Net loss attributable to non-controlling interests from continuing operations	(62)	(221)	(123)	(19)
Less: Net income attributable to non-controlling interests from discontinued operations	916	1,561	761	110
Less: Allocation of net income to participating preferred shares issued by discontinued operations	-	10,247	(13,895)	(2,001)
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	44,934	48,922	16,776	2,416
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	349,352	233,675	999,622	143,976

Earnings/(loss) per share for ordinary shareholders, basic
Continuing operations	3.44	1.68	1.15	0.17
Discontinued operations	(0.64)	0.17	6.75	0.97
Total earnings/(loss) per share for ordinary shareholders, basic	2.80	1.85	7.90	1.14

Earnings/(loss) per share for ordinary shareholders, diluted
Continuing operations	3.36	1.35	1.14	0.16
Discontinued operations	(0.64)	0.16	6.68	0.96
Total earnings/(loss) per share for ordinary shareholders, diluted	2.72	1.51	7.82	1.12

Earnings/(loss) per ADS for ordinary shareholders, basic
Continuing operations	13.76	6.72	4.60	0.68
Discontinued operations	(2.56)	0.68	27.00	3.88
Total earnings/(loss) per ADS for ordinary shareholders, basic	11.20	7.40	31.60	4.56

Earnings/(loss) per ADS for ordinary shareholders, diluted
Continuing operations	13.44	5.40	4.56	0.64
Discontinued operations	(2.56)	0.64	26.72	3.84
Total earnings/(loss) per ADS for ordinary shareholders, diluted	10.88	6.04	31.28	4.48

Weighted average ordinary shares outstanding:
Basic	124,922,950	126,056,129	126,412,714	126,412,714
Diluted	128,057,418	130,613,442	127,872,331	127,872,331

Weighted average ADS outstanding:
Basic	31,230,738	31,514,032	31,603,178	31,603,178
Diluted	32,014,354	32,653,360	31,968,083	31,968,083

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	395,140	294,184	1,003,141	144,482
Other comprehensive income:
-Unrealized loss on available-for-sale securities	(1,078)	-	-	-
-Foreign currency translation adjustments	(7,397)	(3,409)	108,078	15,566
Comprehensive income	386,665	290,775	1,111,219	160,048
Less: Comprehensive income attributable to non-controlling interests	854	1,340	638	91
Less:Allocation of net income to participating preferred shares issued by discontinued operations	-	10,247	(13,895)	(2,001)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	385,811	279,188	1,124,476	161,958

Reconciliation of GAAP and non-Gaap Results(Excluding discontinued operations)

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders from continuing operations	429,734	212,152	145,796	21,000

Change in fair value of derivative liability	(436)	(36,048)	10,364	1,493

Change in fair value of convertible senior notes and capped call options	45,301	15,684	14,712	2,119

4% of interest expense of convertible senior notes	16,946	8,007	5,180	746

Exchange loss on convertible senior notes and capped call options	30,251	5,958	18,536	2,670

Stock-based compensation expense	17,139	29,558	33,987	4,895

Non-GAAP net income attributable to ordinary shareholders from continuing operations	538,935	235,311	228,575	32,923

Non-GAAP earnings per share attributable to ordinary shareholders from continuing operations -
Basic	4.31	1.87	1.81	0.26
Diluted	4.21	1.80	1.79	0.26

Non-GAAP earnings per ADS attributable to ordinary shareholders from continuing operations -
Basic	17.24	7.48	7.24	1.04
Diluted	16.84	7.20	7.16	1.04

Non-GAAP weighted average ordinary shares outstanding
Basic	124,922,950	126,056,129	126,412,714	126,412,714
Diluted	128,057,418	130,613,442	127,872,331	127,872,331

Non-GAAP weighted average ADS outstanding
Basic	31,230,738	31,514,032	31,603,178	31,603,178
Diluted	32,014,354	32,653,360	31,968,083	31,968,083

15

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2015	December 31, 2016
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,392,591	2,501,417	360,279
Restricted cash	555,724	318,785	45,915
Restricted short-term investments	1,160,518	3,333,450	480,117
Short-term investments	29,427	71,301	10,269
Accounts receivable, net - related parties	60,974	1,414,084	203,670
Accounts receivable, net - third parties	2,690,519	4,753,715	684,677
Notes receivable, net - related parties	-	610,200	87,887
Notes receivable, net - third parties	515,442	915,315	131,833
Advances to suppliers, net - related parties	1,021	662	95
Advances to suppliers, net - third parties	251,390	325,766	46,920
Inventories, net	3,203,325	4,473,515	644,320
Forward contract receivables	7,039	641	92
Deferred tax assets - current	79,101	130,676	18,821
Other receivables - related parties	-	79,125	11,396
Capped Call options	17,490	-	-
Prepayments and other current assets	715,449	766,645	110,420
Held-for-sale assets	10,814,795	-	-
Total current assets	22,494,805	19,695,297	2,836,711

Non-current assets:
Restricted cash	160,218	197,214	28,405
Project Assets	-	55,063	7,931
Long-term investments	7,200	7,200	1,037
Property, plant and equipment, net	3,766,436	4,738,681	682,512
Land use rights, net	349,914	450,941	64,949
Intangible assets, net	20,472	20,297	2,923
Deferred tax assets - non current	117,803	134,791	19,414
Other assets - related parties	-	173,376	24,971
Other assets - third parties	227,701	617,780	88,979
Total non-current assets	4,649,744	6,395,343	921,121

Total assets	27,144,549	26,090,640	3,757,832

LIABILITIES
Current liabilities:
Accounts payable - related parties	1,479	-	-
Accounts payable - third parties	3,783,305	4,290,071	617,899
Notes payable - third parties	1,924,496	5,006,366	721,067
Accrued payroll and welfare expenses	454,211	582,276	83,865
Advances from related parties	-	60,541	8,720
Advances from third parties	1,299,491	1,376,919	198,318
Income tax payable	106,002	168,112	24,213
Other payables and accruals	898,173	1,019,419	146,824
Other payables due to related parties	4,993	76,034	10,951
Forward contract payables	4,296	-	-
Convertible senior notes - current	650,917	423,740	61,031
Deferred tax liabilities - current	9,266	17,074	2,459
Derivative liability - current	-	10,364	1,493
Bonds payable and accrued interests	866,726	-	-
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,589,864	5,279,029	760,338
Guarantee liabilities to related parties	-	52,711	7,592
Held-for-sale liabilities	6,029,223	-	-
Total current liabilities	18,622,442	18,362,656	2,644,770

Non-current liabilities:
Long-term borrowings	1,308,680	488,520	70,362
Long-term payables	-	44,015	6,340
Accrued warranty costs - non current	329,237	511,209	73,629
Convertible senior notes	856,064	-	-
Deferred tax liability - non current	25	50,651	7,295
Derivative liability - non current	68,378	-	-
Guarantee liabilities to related parties - non current	-	173,376	24,971
Total non-current liabilities	2,562,384	1,267,771	182,597

Total liabilities	21,184,826	19,630,427	2,827,367

Redeemable non-controlling interests	1,607,926	-	-

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 125,473,930 and 126,733,266 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	18	18	3
Additional paid-in capital	2,924,336	3,145,262	453,012
Statutory reserves	351,763	466,253	67,154
Accumulated other comprehensive income	12,582	104,784	15,092
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2015 and December 31, 2016, respectively	(13,876)	(13,876)	(1,999)
Accumulated retained earnings	1,047,045	2,758,268	397,273

Total JinkoSolar Holding Co., Ltd. shareholders' equity	4,321,868	6,460,709	930,535

Non-controlling interests	29,929	(496)	(70)

Total liabilities and shareholders' equity	27,144,549	26,090,640	3,757,832

16